 Atlantic Alliance Partnership Corp.

590 Madison Avenue

New York, New York 10022

April 24, 2015

VIA EDGAR

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic Alliance Partnership Corp.
Registration Statement on Form S-1 Filed February 23, 2015, as amended File No. 333-202235

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlantic Alliance Partnership Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, April 28, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jonathan Mitchell
Jonathan Mitchell
Chief Financial Officer

cc:     Ellenoff Grossman & Schole LLP